Exhibit 99.43

American Lithium Corp.

Condensed Interim Consolidated Financial Statements

For the three and six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars - unaudited)

American Lithium Corp.

Table of Contents

(Expressed in Canadian Dollars – unaudited)

2

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Financial Position

	August 31, 2021	February 28, 2021
	$	$
ASSETS
Current
Cash	16,295,272	5,506,326
Term deposits (Note 5)	52,579	25,023
Sales tax receivable	509,779	15,824
Advances and deposits	31,543	-
Prepaid expenses	428,894	37,382
	17,318,067	5,584,555

Non-current assets
Equipment (Note 6)	24,477	17,531
Exploration and evaluation assets (Note 7)	128,651,954	11,509,494
Reclamation deposits (Note 8)	77,598	77,962

	146,072,096	17,189,542

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 9)	1,288,819	413,426
Due to related parties (Note 10)	109,644	-
Current portion of long-term debt (Note 11)	329,753	358,259
	1,728,216	771,685

Non-current liabilities
Long-term debt (Note 11)	942,417	781,010
	2,670,633	1,552,695

EQUITY
Share capital (Note 12)	172,451,152	69,239,559
Equity reserves (Note 12)	40,692,022	4,176,908
Deficit	(69,791,258)	(57,779,620)
Accumulated other comprehensive income	49,547	-
	143,401,463	15,636,847

	146,072,096	17,189,542

Nature and continuance of operations (Note 1)

Subsequent events (Note 19)

Approved on behalf of the Board of Directors on October 29, 2021:

/s/ Ben Binninger	/s/ Andrew Bowering
Ben Binninger, Director	Andrew Bowering, Chairman

The accompanying notes form an integral part of these condensed interim consolidated financial statements 3

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

	For the three months ended August 31,		For the six months ended August 31,
	2021	2020	2021	2020
	$	$	$	$
Operating Expenses
Consulting fees	60,332	64,332	133,475	83,749
Depreciation (Note 6)	1,800	561	3,309	561
Exploration and evaluation expenditures	1,556,915	192,853	2,153,603	352,759
Filing and listing fees	42,240	7,155	86,855	11,700
Finance charge (Note 11)	38,611	-	75,075	-
Foreign exchange loss	68,591	16,230	81,628	26,481
General and administrative	27,514	20,747	59,753	39,064
Insurance	15,551	3,771	22,736	11,294
Management fees (Note 10)	351,713	99,611	1,633,285	247,492
Marketing	213,510	3,108,620	526,270	3,558,908
Professional fees	434,883	24,100	531,973	40,509
Registrar and transfer agent fees	94,253	15,079	114,015	23,004
Rent	19,000	12,000	39,000	24,000
Share-based compensation (Notes 10 and 12)	5,966,020	-	6,511,779	-
Travel	26,123	15,439	38,882	17,135

Net loss for the period	(8,917,056)	(3,580,498)	(12,011,638)	(4,436,656)

Other comprehensive gain
Foreign currency translation adjustment	49,547	-	49,547	-

Comprehensive loss for the period	(8,867,509)	(3,580,498)	(11,962,091)	(4,436,656)

Basic and diluted loss per share	(0.05)	(0.03)	(0.08)	(0.05)

Weighted average number of common shares outstanding - basic and diluted	176,933,709	102,946,142	157,271,265	92,084,710

The accompanying notes form an integral part of these condensed interim consolidated financial statements 4

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Cash Flows

	For the six months ended August 31,
	2021	2020
	$	$
OPERATING ACTIVITIES
Net loss for the period	(12,011,638)	(4,436,656)
Items not affecting cash:
Depreciation	3,309	561
Finance charge	75,075	-
Foreign exchange	58,190	2,073
Share-based compensation	6,511,779	-
Accrued interest receivable	(56)	(151)
Changes in non-cash working capital items:
Sales tax receivable	(234,583)	(5,384)
Advances and deposits	(1,305)	-
Prepaid expenses	(129,441)	36,228
Accounts payable and accrued liabilities	(1,908,060)	83,955
Due to related parties	109,644	(69,911)
Cash used in operating activities	(7,527,086)	(4,389,285)

INVESTING ACTIVITIES
Cash acquired from acquisition	3,662,792	-
Exploration and evaluation assets expenditures	(11,058)	(255,490)
Purchase of equipment	(10,255)	(11,229)
Cash paid for acquisition	(276,549)	-
Cash provided by investing activities	3,364,930	(266,719)

FINANCING ACTIVITIES
Proceeds from shares issuance	15,037,500	-
Share issuance costs	(651,551)	(43,715)
Repayment of note payable	(200,000)	(35,000)
Share subscription received	-	262,104
Stock options exercised	436,556	666,250
Warrants exercised	279,050	9,686,203
Cash provided by financing activities	14,901,555	10,535,842

Effect of foreign exchange	49,547	-

Change in cash during the period	10,788,946	5,879,838

Cash, beginning of period	5,506,326	804,628

Cash, end of period	16,295,272	6,684,466

Supplementary cash flow disclosures (Note 16)

The accompanying notes form an integral part of these condensed interim consolidated financial statements 5

American Lithium Corp.

(Expressed in Canadian Dollars – unaudited)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

					Reserves
	Number of shares	Share capital	Share Subscriptions received	Warrants	Stock Options	Total	Deficit	Accumulated Other Comprehensive Income	Total
		$	$	$	$	$	$	$	$
Balance at February 29, 2020	80,951,935	43,805,526	-	79,413	1,938,920	2,018,333	(44,818,145)	-	1,005,714

Shares issued for exploration and evaluation assets	5,343,750	9,445,625	-	-	-	-	-	-	9,445,625
Share issue costs	-	(43,715)	-	-	-	-	-	-	(41,911)
Share subscriptions received	-	-	262,104	-	-	-	-	-	262,104
Stock options exercised	2,075,000	1,287,717	-	-	(621,467)	(621,467)	-	-	666,250
Warrants exercised	26,586,681	9,704,729	-	(18,526)	-	(18,526)	-	-	9,686,203
Loss for the period	-	-	-	-	-	-	(4,436,656)	-	(4,436,656)
Balance at August 31, 2020	114,957,366	64,199,882	262,104	60,887	1,317,453	1,378,340	(49,254,801)	-	16,585,525

Share subscriptions received	-	-	(262,104)	-	-	-	-	-	(262,104)
Share-based compensation	-	-	-	-	3,715,490	3,715,490	-	-	3,715,490
Stock options exercised	2,495,000	1,902,385	-	-	(856,035)	(856,035)	-	-	1,046,600
Warrants exercised	8,068,370	3,135,488	-	(59,083)	-	(59,083)	-	-	3,076,405
Warrants expired	-	1,804	-	(1,804)	-	(1,804)	-	-	-
Loss for the period	-	-	-	-	-	-	(8,524,819)	-	(8,524,819)
Balance at February 28, 2021	125,520,736	69,239,559	-	-	4,176,908	4,176,908	(57,779,620)	-	15,636,847

Units issued for acquisition	36,891,918	78,948,705	-	24,520,213	-	24,520,213	-	-	103,468,918
Plateau warrants assumed	-	-	-	3,869,201	-	3,869,201	-	-	3,869,201
Replacement options issued	-	-	-	-	1,644,993	1,644,993	-	-	1,644,993
Finders’ shares issued for acquisition	867,882	1,865,947	-	-	-	-	-	-	1,865,947
Shares and warrants issued for exploration and evaluation assets	4,027,622	7,246,099	-	18,215	-	18,215	-	-	7,264,314
Private placement	7,518,750	15,037,500	-	-	-	-	-	-	15,037,500
Share issue costs	-	(1,030,255)	-	378,704	-	378,704	-	-	(651,551)
Share-based compensation	-	-	-	-	6,511,779	6,511,779	-	-	6,511,779
Stock options exercised	553,333	864,547	-	-	(427,991)	(427,991)	-	-	436,556
Warrants exercised	1,772,400	279,050	-	-	-	-	-	-	279,050
Loss for the period	-	-	-	-	-	-	(12,011,638)	-	(12,011,638)
Other comprehensive income	-	-	-	-	-	-	-	49,547	49,547
Balance at August 31, 2021	177,152,641	172,451,152	-	28,786,333	11,905,689	40,692,022	(69,791,258)	49,547	143,401,463

The accompanying notes form an integral part of these condensed interim consolidated financial statements 6

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

American Lithium Corp. (the “Company”) was incorporated in the Province of British Columbia. The Company is engaged in the business of identification, acquisition and exploration of mineral interests. The Company’s head office is located at 1507 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada, and its registered and records office is located at Suite 2200, 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada.

At the date of these condensed interim consolidated financial statements, the Company has not identified a known ore body of commercial grade minerals on any of its properties The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

The Company had a working capital position of $15,589,851 at the date of these condensed interim consolidate statements with the objective of funding ongoing development of its properties and providing additional working capital. The continuing operations of the Company remain dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future and repay its liabilities arising from normal business operations as they become due. In addition, management closely monitors the commodity price of lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company if favourable or adverse market conditions occur.

As at August 31, 2021, the Company was in the process of exploring its principal mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a net loss of $12,011,638 (August 31, 2020 - $4,436,656) for the six months ended August 31, 2021. As at August 31, 2021, the Company had an accumulated deficit of $69,791,258 (February 28, 2021 - $57,779,620), which has been funded primarily by the issuance of equity. The Company's ability to continue as a going concern and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. Management believes that the Company has sufficient working capital to meet the Company’s obligations over the next twelve months.

These condensed interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying condensed interim consolidated financial statements.

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American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

2.	BASIS OF PREPARATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. Therefore, it is recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the years ended February 28, 2021 and February 29, 2020.

Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.

Principles of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries:

Name	Jurisdiction
American Lithium Holding Corp.	British Columbia, Canada
1032701 Nevada Ltd.	Nevada, USA
1065604 Nevada Ltd.	Nevada, USA
1067323 Nevada Ltd.	Nevada, USA
1074654 Nevada Ltd.	Nevada, USA
1134989 Nevada Ltd.	Nevada, USA
1301420 Nevada Ltd.	Nevada, USA
4286128 Nevada Corp.	Nevada, USA
Plateau Energy Metals Inc.	Ontario, Canada
Macusani Yellowcake S.A.C.	Peru

In August 2021, the Company amalgamated 1032701 B.C. Ltd., 1065604 B.C. Ltd., 1067323 B.C. Ltd., 1074654 B.C. Ltd., 1134989 B.C. Ltd., 1301420 B.C. Ltd., and Esoteric Consulting Corp. as one company under the name of American Lithium Holding Corp.

All intercompany transactions, balances, revenues and expenses are eliminated on consolidation.

8

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The more significant areas are as follows:

•	the estimates and assumptions used in the share-based payments;
•	the determination that the Company has no decommissioning liabilities; and
•	the determination of recoverability on exploration and evaluation assets.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements:

•	the determination that the Company will continue as a going concern for the next year; and
•	the determination that the acquisition of Plateau Energy Metals Inc. should be accounted for as an acquisition of assets
•	the assessment of the deferred income tax assets and liabilities are probable to be recovered from future income.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company’s. This outbreak could decrease spending, adversely affect and harm our business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

b)	Functional currency

The majority of transactions are in Canadian dollars and therefore the reporting and functional currency of the Company and its subsidiaries is the Canadian dollar.

c)	Accounting pronouncements not yet adopted

A number of amendments to standards and interpretations applicable to the Company are not yet effective for the six months ended August 31, 2021 and have not been applied in preparing these condensed interim consolidated financial statements nor does the Company expect these amendments to have a significant effect on its condensed interim consolidated financial statements.

9

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

4.	ACQUISITION OF PLATEAU ENERGY METALS INC.

On May 11, 2021, the Company completed the acquisition of all the issued and outstanding common shares of Plateau Energy Metals Inc. (“Plateau”) for consideration of 0.29 of a common share and 0.145 of a share purchase warrant of the Company. Plateau was a Canadian exploration and development company. The arrangement resulted in Plateau becoming a wholly-owned subsidiary of the Company. Pursuant to the terms of the transaction, the Company issued 36,891,918 common shares and 18,445,959 warrants of the Company with a fair value of $78,948,705 and $24,520,213, respectively.

As part of the arrangement, all unexercised Plateau stock options were exchanged for the Company’s replacement stock options at the fixed exchange ratio of 0.29 with a total fair value of $1,644,993 (Note 12). The Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and a half warrant and the Company recognized a fair value of $3,869,201 (Note 12). In addition, the Company incurred $2,142,496 in transaction costs relating to the acquisition and these costs were capitalized as part of the acquisition of the exploration and evaluation assets.

The acquisition of Plateau has been treated as an acquisition of exploration and evaluation assets.

The total consideration for the acquisition of the assets and liabilities of Plateau assumed on acquisition were as follows:

Total
Consideration:
Common shares issued	$78,948,705
Warrants issued	24,520,213
Value of replacement stock options	1,644,993
Value of Plateau warrants assumed	3,869,201
Transaction costs	2,142,496
Total consideration	$111,125,608

Allocated as follows:
Cash	$3,662,792
Term deposits	27,500
Sales tax receivable	259,372
Advances and deposits	30,238
Prepaid expenses	262,071
Accounts payable and accrued liabilities	(2,783,453)
Note payable	(200,000)
Exploration and evaluation assets (Note 7)	109,867,088
$111,125,608

5.	TERM DEPOSITS

The Company has a $25,000 term deposit which earns interest at 0.45% per annum and matures on December 18, 2021. The term deposit had been assigned as security to the Bank of Nova Scotia. In addition, the Company has a $27,500 term deposit which earns interest at 0.10% per annum and matures on November 26, 2021. The term deposit had been assigned as security to the Toronto Dominion Bank. As at August 31, 2021, the Company accrued $79 in interest receivable.

10

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

6.	EQUIPMENT

	Computer Equipment	Furniture Equipment	Total
	$	$	$
Cost:
Balance, February 29, 2020	-	-	-
Additions	2,705	15,957	18,662
Balance, February 28, 2021	2,705	15,957	18,662
Additions	10,255	-	10,255
Balance, August 31, 2021	12,960	15,957	28,917

Depreciation:
Balance, February 29, 2020	-	-	-
Depreciation for the year	204	927	1,131
Balance, February 28, 2021	204	927	1,131
Depreciation for the period	1,806	1,503	3,309
Balance, August 31, 2021	2,010	2,430	4,440

Net book value:
As at February 28, 2021	2,501	15,030	17,531
As at August 31, 2021	10,950	13,527	24,477

7.	EXPLORATION AND EVALUATION ASSETS

	TLC property	Falchani property	Macusani property	Extinction Ridge property	Total
	$	$	$	$	$
Balance, February 29, 2020	355,480	-	-	251,133	606,613

Additions:
Acquisition costs	9,092,899	-	-	-	9,092,899
Royalty buyback	2,006,505	-	-	-	2,006,505
Maintenance fees	54,610	-	-	-	54,610
Write-off	-	-	-	(251,133)	(251,133)
Balance, February 28, 2021	11,509,494	-	-	-	11,509,494

Additions:
Acquisition costs	7,200,000	97,409,529	12,521,873	-	117,131,402
Maintenance fees	11,058	-	-	-	11,058

Balance, August 31, 2021	18,720,552	97,409,529	12,521,873	-	128,651,954

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American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Tonopah Claystone Claims (“TLC”) Property - Nevada, USA

On August 13, 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“TLC Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Nye County, Nevada, USA (the “TLC Property”), subject to an overriding 2.5% gross royalty, of which 1.25% can be purchased within 3 years for US$1 million.

As at November 21, 2018, the Company fulfilled its commitments and acquired a 100% undivided interest in the TLC property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $130,000 and paid $131,785 (US$100,000) to TLC Royalty Holder.

In addition, if the Company calculates a mineral resource on the TLC Property exceeding 500,000 tons of Lithium Carbonate Equivalent (“LCE”) in all reserve categories, the Company will issue a bonus payment of 250,000 shares to TLC Royalty Holder. An additional 250,000 shares will be issued to TLC Royalty Holder if the calculation exceeds 1,500,000 tons of LCE on the TLC Property. During the year ended February 28, 2021, the Company issued 500,000 common shares at a fair value of $320,000 due to the LCE calculation on the TLC Property.

On July 9, 2020, the Company entered into a royalty buyback agreement with TLC Royalty Holder under which the Company bought back one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property in consideration for $200,880 (US$150,000) and 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder.

On July 24, 2020, the Company closed a share purchase agreement with the shareholder of Esoteric Consulting Ltd. (“Esoteric”) whereby the Company purchased 100% of the outstanding shares of Esoteric. Esoteric’s only asset is comprised of its ownership of 50% of the issued outstanding shares 4286128 Nevada Corp. (“4286128 Nevada”), which holds the title to a series of lode mining claims located in Nye County, Nevada, contiguous to and north and northwest of the TLC Property. On the same day, the Company, through Esoteric, acquired the remaining 50% of the issued and outstanding shares of 4286128 Nevada. Pursuant to these share purchase agreements, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000, which has been accounted for as an asset acquisition.

On September 14, 2020, the Company entered into a real estate property purchase agreement to acquire over 300 acres of privately held lands and the accompanying 1,176 acre-feet of water rights. (“TLC Water Rights Agreement”). The transfer of the property interest and the water rights was finalized for total consideration of US$1.3 million, of which the Company paid $349,488 (US$265,000) on closing and issued a promissory note for $1,363,613 (US$1,035,000) to the vendors (Note 11).

On April 30, 2021, the Company closed a share purchase agreement with the shareholder of 1301420 BC Ltd. (“1301420 BC”) whereby the Company purchased 100% of the outstanding shares of 1301420 BC. 1301420 BC’s only asset is comprised of its ownership of 100% of the issued outstanding shares 1301420 Nevada Ltd. (“1301420 Nevada”), which holds the title to a series of mining claims located in Esmeralda County, Nevada, contiguous and to the west of the TLC Property. The claims are not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000, which has been accounted for as an asset acquisition.

12

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Falchani Property – Puno, Peru

On May 11, 2021, following the acquisition of Plateau (Note 4), through the acquisition of its Peruvian subsidiary, Macusani Yellowcake SAC (“Macusani”), the Company holds title to mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

Macusani Property – Puno, Peru

On May 11, 2021, following the acquisition of Plateau (Note 4), through the acquisition of Macusani, the Company holds title to, or has court injunctions preserving title on mineral concessions in the Province of Carabaya, Department of Puno in southeastern Peru.

Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.

Extinction Ridge Property - Nevada, USA

On November 5, 2018, the Company finalized a purchase/royalty agreement with Nevada Alaska Mining Co., Inc. (“Extinction Ridge Royalty Holder”), who has the claims and title to a series of unpatented lode mining claims located in Eureka County, Nevada, USA (the “Extinction Ridge Property”), subject to an overriding 2% gross royalty, of which 1% can be purchased within 6 years for $1 million.

As at February 4, 2019, the Company fulfilled its commitments and acquired a 100% undivided interest in the Extinction Ridge Property. During the year ended February 28, 2019, the Company issued 250,000 common shares at a fair value of $107,500 and paid $131,115 (US$100,000) to Extinction Ridge Royalty Holder. During the year ended February 28, 2021, the Company decided not to extend the lease with the county’s BLM and wrote-off the related costs of $251,133.

8.	RECLAMATION DEPOSITS

Reclamation deposits of $77,598 consist of a term deposit and bonds recorded at cost and held as security by the State of Nevada, with regards to certain exploration properties described in Note 7.

9.	Accounts payable and accrued liabilities

	August 31,	February 28,
	2021	2021
	$	$
Accounts payable	1,261,782	240,562
Accrued liabilities	27,037	172,864
	1,288,819	413,426

13

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

10.	related party transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

	For the six months ended August 31,
	2021	2020
	$	$
Management fees	1,633,285	247,492
Share-based compensation	3,582,849	-
	5,216,134	247,492

All related party transactions are recorded at the amount agreed to by the Company and the related party. During the six months ended August 31, 2021, in addition to the amounts disclosed above, the Company entered into the following transactions with key management personnel:

(a)	As at August 31, 2021, the Company owed $109,644 (February 28, 2021 - $nil) to companies controlled by officers and directors of the Company for unpaid management fees and exploration and evaluation expenses.

11.	Long-term debt

In September 2020, the Company entered into the TLC Water Rights Agreement (Note 7). Pursuant to the agreement, the Company issued a promissory note for $1,363,613 (US$1,035,000) to be paid in four equal annual installments of $326,465 (US$258,750) plus accrued interest at rate at 5.00% per annum. The promissory note is secured by a first priority deed of trust on the property. The promissory note was measured by discounting the annual installments plus accrued interest using an incremental borrowing rate of 15%.

$
Issuance of promissory note	1,363,613
Discounted on promissory note	(260,201)
Finance charge	76,895
Foreign exchange adjustment	(41,038)
At February 28, 2021	1,139,269
Finance charge	75,075
Foreign exchange adjustment	57,826
1,272,170
Less: current portion	(329,753)
At August 31, 2021	942,417

The principal payments required under the long-term debt for the next four fiscal years are as follows:

2022	$326,465
2023	326,465
2024	326,465
2025	326,465

14

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

12.	SHARE CAPITAL

Authorized

Unlimited number of common shares, without par value.

Issued

During the six months ended August 31, 2021:

In April 2021, the Company closed a non-brokered private placement financing of 7,518,750 units at a price of $2.00 per unit for gross proceeds of $15,037,500. Each unit consisted of one common share of the Company and one-half share purchase warrant. Each warrant shall entitle the holder to purchase an additional common share of the Company at a price of $3.00 for a period of three years. The Company paid aggregate cash finders’ fees totaling $590,250 and issued 295,125 non-transferrable warrants to certain finders in relation to the financing.

In May 2021, the Company completed the acquisition of Plateau (Note 4) by issuing 36,891,918 units of the Company. Each unit consists of one common share of the Company and one-half share purchase warrant. Each warrant shall entitle the holder to purchase an additional common share of the Company at a price of $3.00 for a period of three years. The 36,891,918 common shares issued had a fair value of $78,948,705. In addition, the Company paid finder’s fee of $200,000 in cash and issued 867,882 finder’s common shares with a fair value of $1,865,947.

In May 2021, the Company issued 4,000,000 common shares of the Company at a fair value of $7,200,000 to acquire 1301420 BC and 1301420 Nevada (Note 7).

In June and July 2021, the Company issued an aggregate of 27,622 common shares of the Company at a fair value of $46,099 in relation to the Falchani and Macusani properties (Note 7).

The Company issued 1,772,400 common shares in connection with the exercise of 1,772,400 warrants with a weighted average exercise price of $0.16 for total proceeds of $279,050. The Company also issued 553,333 common shares in connection with the exercise of 553,333 stock options with a weighted average exercise price of $0.78 for total proceeds of $436,556. As a result, the Company transferred $427,991 representing the fair value of the exercised options from reserves to share capital.

During the year ended February 28, 2021:

In June 2020, 500,000 common shares at a fair value of $320,000 were issued to the TLC Royalty Holder in connection with the TLC Property purchase/royalty agreement, see Note 7 for details.

In July 2020, the Company issued 843,750 common shares at a fair value of $1,805,625 to the TLC Royalty Holder to buyback one-and-one-half percent (1.5%) of the existing gross overriding royalty pertaining to the TLC Property.

In July 2020, the Company issued 4,000,000 common shares of the Company at a fair value of $7,320,000 to acquire Esoteric and 4286128 Nevada (Note 7).

15

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

12.	SHARE CAPITAL (continued)

Issued (continued)

The Company issued 34,655,051 common shares in connection with the exercise of 34,655,051 warrants with a weighted average exercise price of $0.37 for total proceeds of $12,802,296. As a result, the Company transferred $77,609 representing the fair value of the exercised warrants from reserves to share capital. The Company also issued 4,570,000 common shares in connection with the exercise of 4,570,000 stock options with a weighted average exercise price of $0.37 for total proceeds of $1,712,600. As a result, the Company transferred $1,477,502 representing the fair value of the exercised options from reserves to share capital.

Warrant Issuances

During the six months ended August 31, 2021, the Company issued the following warrants:

•	In connection with the April 2021 private placement, 3,759,375 warrants and 295,125 finders’ warrants with an exercise price of $3.00.
•	In connection with the acquisition of Plateau (Note 4), 18,445,959 warrants with an exercise price of $3.00. In addition, the Company assumed 11,290,820 Plateau’s warrants and each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and a half warrant.
•	In connection with the Falchani and Macusani properties, 13,703 warrants with an exercise price of $3.00 and a fair value of $18,215.

During the six months ended August 31, 2021, 599,535 warrants expired.

Details of common share purchase warrants outstanding at August 31, 2021 are as follows:

Number of warrants	Exercise price	Remaining life	Expiry date
	$	(years)
600,000	0.125	0.40	January 22, 2022
3,955,000	0.375	0.42	February 1, 2022
3,759,375	3.000	2.67	April 29, 2024
295,125	3.000	2.67	April 29, 2024
18,445,959	3.000	2.70	May 11, 2024
13,703	3.000	2.89	July 20, 2024
27,069,162

In connection with the acquisition of Plateau (Note 4), details of Plateau’s warrants outstanding at August 31, 2021 are as follows.

Number of warrants*	Exercise price	Number of shares issuable	Remaining life	Expiry date
	$		(years)
1,585,000	0.50	459,650	0.05	September 17, 2021
4,800,533	0.40	1,392,154	2.66	April 27, 2024
1,195,921	0.40	346,817	2.70	May 12, 2024
109,324	0.40	31,704	2.70	May 12, 2024
1,532,680	0.40	444,477	2.70	May 13, 2024
9,223,458		2,674,802

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and at a fixed ratio of 0.145 for the Company’s warrant exercisable until May 11, 2025 at $3.00.

16

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

12.	SHARE CAPITAL (continued)

Warrants Issuances (continued)

A summary of changes of warrants outstanding as follows:

	Warrants	Weighted average exercise price
		$
Balance, February 29, 2020	41,674,664	0.39
Exercised	(34,655,051)	0.37
Expired	(692,213)	2.16
Balance, February 28, 2021	6,327,400	0.29
Issued	22,514,162	3.00
Exercised	(1,772,400)	0.16
Balance, August 31, 2021	27,069,162	2.55

A summary of changes of Plateau warrants outstanding as follows:

	Warrants*	Weighted average exercise price
		$
Balance, February 28, 2021	-	-
Assumed	11,290,820	0.50
Expired	(2,067,362)	0.90
Balance, August 31, 2021	9,223,458	0.42

*Each Plateau warrant can be exercised at a fixed ratio of 0.29 for the Company’s common share and at a fixed ratio of 0.145 for the Company’s warrant exercisable until May 11, 2025 at $3.00.

Stock Options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

In September 2020, the Company granted 4,800,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $1.28. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $4,732,320 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.36%, forfeiture rate of 0%, no annual dividends, expected volatility of 122% and a market price of shares at grant date $1.20.

In connection with the acquisition of Plateau (Note 4), the Company issued 1,423,210 replacement stock options with a weighted average exercise price of $2.51 and a fair value of $1,644,993.

17

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

12.	SHARE CAPITAL (continued)

Stock Options (continued)

In June 2021, the Company granted 7,050,000 stock options to certain officers, directors, and consultants of the Company at an exercise price of $2.17. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $9,494,940 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.97%, forfeiture rate of 0%, no annual dividends, expected volatility of 114% and a market price of shares at grant date $1.73.

In August 2021, the Company granted 500,000 stock options to a consultant of the Company at an exercise price of $1.81. These options were granted for a period of five years, vested as follows: 1/3 on the date of grant, 1/3 on the six months from the date of grant and 1/3 on the first anniversary. The options were valued at $784,050 using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate of 0.87%, forfeiture rate of 0%, no annual dividends, expected volatility of 113% and a market price of shares at grant date $1.95.

During the six months ended August 31, 2021, the Company recorded share-based compensation of $6,511,779 (August 31, 2020 - $nil).

As at August 31, 2021, the following options were outstanding and exercisable:

Number of options outstanding	Number of options Exercisable	Exercise price	Remaining life	Expiry date
		$	(years)
356,700	356,700	2.48	0.66	April 27, 2022
281,295	281,295	3.31	1.36	January 9, 2023
1,500,000	1,500,000	0.31	1.45	February 9, 2023
145,000	145,000	3.93	1.83	August 17, 2023
450,000	450,000	0.35	1.96	June 29, 2023
116,000	116,000	2.79	2.36	January 9, 2024
232,000	232,000	2.24	2.65	April 23, 2024
400,000	400,000	0.25	3.44	February 4, 2025
4,329,667	2,886,444	1.28	4.05	September 17, 2025
89,215	89,215	1.03	4.28	December 9, 2025
7,050,000	2,350,000	2.17	4.78	June 10, 2026
500,000	166,666	1.81	4.99	August 25, 2026
15,449,877	8,973,320

A summary of changes of stock options outstanding is as follows:

	Options	Weighted average exercise price
		$
Balance, February 29, 2020	6,800,000	0.30
Granted	4,800,000	1.28
Exercised	(4,570,000)	0.37
Balance, February 28, 2021	7,030,000	0.92
Granted	8,973,210	2.18
Exercised	(553,333)	0.78
Balance, August 31, 2021	15,449,877	1.67

18

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

13.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. The Company includes the components of shareholders’ equity in its management of capital.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares to raise cash and obtain bridging loans from related parties. The Company’s investment policy is to invest its cash in investment instruments in financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

There were no changes in the Company’s management of capital during the six months ended August 31, 2021.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, term deposits, sales tax receivable, advances and deposits, accounts payable, due to related parties, and long-term debt. As at August 31, 2021, the Company classifies its cash and term deposits as fair value through profit and loss and its sales tax receivable, advances and deposits, accounts payable and accrued liabilities, notes payable, due to related parties, and long-term debt at amortized cost. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies the fair value of these financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Cash and term deposit is classified under Level 1.

Level 2 – Fair value measurements are those derived from inputs other than quoted prices that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (derived from prices). The Company does not have any financial instruments classified under Level 2.

Level 3 – Valuations in the level are those with inputs for the asset or liability that are not based on observable market data. Accounts payable and accrued liabilities are classified under Level 3.

The Company’s financial instruments are exposed to the following risks:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and term deposit. The carrying amount of financial assets represents the maximum credit exposure. At as August 31, 2021, the Company has gross credit exposure relating to cash and term deposits of $16,347,851. The cash and term deposit is held at a Canadian chartered bank and the Company considers the credit risk to be minimal.

19

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. As at August 31, 2021, the Company had a cash balance of $16,295,272 to settle current liabilities of $1,728,216. Liquidity risk is assessed as low.

Foreign Exchange Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable, and loan payable that are denominated in a foreign currency. As at August 31, 2021, the Company had net assets of US$80,427. A 10% fluctuation in the foreign exchange rate of the United States dollar against the Canadian dollar would result in a foreign exchange gain/loss of approximately US$8,100.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at August 31, 2021, the long-term debt bears interest at a fixed 5% per annum and is payable over four years. The Company has cash balances and term deposits with interest based on the prime rate. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institution. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Commodity Price Risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of lithium and uranium. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

During the six months ended August 31, 2021, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

15.	SEGMENTED INFORMATION

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

August 31, 2021	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	18,720,552	109,931,402	128,651,954
Other assets	16,382,479	820,006	217,657	17,420,142
Total assets	16,382,479	19,540,558	110,149,059	146,072,096

February 28, 2021	Canada	USA	Peru	Total
	$	$	$	$
Exploration and evaluation assets	-	11,509,494	-	11,509,494
Other assets	5,531,738	148,310	-	5,680,048
Total assets	5,531,738	11,657,804	-	17,189,542

20

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

16.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the six months ended August 31
	2021	2020
	$	$
Supplemental cash-flow disclosure:
Interest	-	-
Income taxes	-	-

Supplemental non-cash disclosure:
Shares issued for exploration and evaluation assets acquisition	7,246,099	9,445,625
Warrants issued for exploration and evaluation assets acquisition	18,215	-
Units issued for acquisition	103,468,918	-
Finders’ shares issued for acquisition	1,865,947	-
Replacement stock options issued	1,644,993	-
Plateau warrants assumed	3,869,201	-
Reclassification of stock options exercised	427,991	621,467
Reclassification of warrants issued	378,704	18,526

17.	COMMITMENTS

In April and May 2021, the Company entered into certain consulting agreements with certain officers and directors of the Company to provide management services to the Company for an indefinite term. The agreements require payment of $86,000 per month or $1,032,000 per annum. Included in the agreements is a provision for a twenty four months payout in the event of termination without cause or in the event of change of control from the effective date.

In May 2021 and effective June 1, 2021, the Company entered into a consulting agreement with an officer of the Company to provide management services to the Company for an indefinite term. The agreement requires payment of $3,500 per month or $42,000 per annum. Included in the agreement is a provision for a one month payout in the event of termination without cause or six months payout in the event of change of control from the effective date.

18.	CONTINGENCIES

In May 2021, the Ontario Securities Commission (“OSC”) issued a Notice of Hearing and Statement of Allegations to Plateau and two of its officers, commencing regulatory proceedings to consider whether Plateau met obligations related to continuous disclosure, associated filings and related activities with respect to the status of Plateau’s title to 32 mineral concessions in Peru which are the subject of a regulatory dispute. Plateau intends to continue to defend the allegations in the administrative proceedings. Should the OSC find against Plateau and its officers, monetary penalties may be imposed by the OSC. Any monetary penalties associated with the proceedings cannot be quantified or readily estimated at this time; as such, no amounts have been recorded as at August 31, 2021.

21

American Lithium Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended August 31, 2021 and 2020

(Expressed in Canadian Dollars – unaudited)

19.	SUBSEQUENT EVENTS

a)	In September 2021, the Company closed a share purchase agreement with Big Smoky Holdings Corp. (“Big Smoky”) and the shareholders of Big Smoky whereby the Company purchased 100% of the outstanding shares of Big Smoky. Through its wholly-owned subsidiary, Big Smoky controls the Crescent Dunes Project (“Crescent Dunes”) located in Nye County, Nevada, contiguous with the TLC Property. The Company acquired full title to Crescent Dunes which is not subject to any royalties or encumbrances. Pursuant to the agreement, the Company issued 2,500,000 common shares of the Company at a fair value of $6,300,000.

b)	Subsequent to August 31, 2021, the Company issued 500,000 common shares in connection with the exercise of 500,000 warrants with an exercise price of $0.125 for total proceeds of $62,500. The Company also issued 518,520 common shares in connection with the exercise of 1,788,000 Plateau warrants with a weighted average exercise price of $0.48 for total proceeds of $857,200. In addition, the Company also issued 922,833 common shares in connection with the exercise of 922,833 stock options with a weighted average exercise price of $0.54 for total proceeds of $502,666.

22